FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION RELATING TO SECURITIES SUBJECT TO THE EXCHANGE OFFERS AND CONCURRENT CASH TENDER OFFERS THAT QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF REGULATION (EU) NO 596/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION INTO WHICH SUCH DISTRIBUTION WOULD BE UNLAWFUL. THIS NOTICE IS FOR INFORMATION ONLY AND IS NOT AN OFFER TO EXCHANGE, PURCHASE OR SELL SECURITIES. THE EXCHANGE OFFERS AND CONCURRENT CASH TENDER OFFERS DISCUSSED BELOW ARE BEING MADE SOLELY PURSUANT TO THE REGISTRATION STATEMENT AND THE OFFER TO PURCHASE, RESPECTIVELY.

HSBC Holdings plc Amends Consideration for the Exchange Offers and Concurrent Cash Tender Offers for Subordinated Notes and Extends Expiration Deadline

London, England -- HSBC Holdings plc (the ‘Company’) announces today that it has amended the consideration and extended the expiration deadline for (i) its offers to exchange (the ‘Exchange Offers’ and each, an ‘Exchange Offer’) any and all validly tendered (and not validly withdrawn) and accepted notes of the series of Original Notes (as defined below) for corresponding series of Exchange Notes (as defined below) that will be registered under the Securities Act of 1933, as amended (the ‘Securities Act’), pursuant to a Registration Statement on Form F-4 (File No. 333-266456) (together with the related prospectus dated 30 August 2022, the ‘Registration Statement’) relating to the Exchange Offers which was filed on 2 August 2022 with the United States Securities and Exchange Commission (the ‘SEC’) and which was declared effective on 24 August 2022, and the related letter of transmittal, copies of which may be obtained from the Exchange Agent; and (ii) its offers to purchase for cash the Original 7.35% Notes due 2032, the A Original 7.625% Notes due 2032 and the B Original 7.625% Notes due 2032 (the ‘Cash Tender Notes’), up to a maximum aggregate principal amount of $70,000,000, solely to holders of such Cash Tender Notes that (1) are not ‘qualified institutional buyers’ as defined in Rule 144A under the Securities Act; and (2) hold an aggregate principal amount of less than $200,000 in the relevant series of the Cash Tender Notes, under the terms and conditions of the offer to purchase dated as of 2 August 2022, as amended on 30 August 2022 (the ‘Offer to Purchase’) and the related certification instruction letter, copies of which may be obtained from the Depositary and Information Agent (the ‘Concurrent Cash Tender Offers’).

Based on investor feedback received by the Dealer Manager and the Company, the Company is increasing the Participation Cash Incentive (as defined below) in relation to the Exchange Offers and the Cash Tender Notes Consideration (as defined below) in relation to the Concurrent Cash Tender Offers. Due to these amendments to the consideration payable by the Company in the Exchange Offers and the Concurrent Cash Tender Offers, the Company is also extending the expiration deadline in relation to the Exchange Offers and the Concurrent Cash Tender Offers.

The Exchange Offers

The Company has increased the Participation Cash Incentive and the Total Consideration for the Exchange Offers to the amounts set out in the table below. The Exchange Consideration per $1,000 principal amount of the applicable series of Original Notes validly tendered and accepted for exchange is unchanged and remains at $1,000 principal amount of the Exchange Notes of the corresponding series.

ISIN / CUSIP No.	Existing notes to be exchanged (collectively, the ‘Original Notes’ and each, a ‘series’)	Aggregate principal amount outstanding1	New notes to be issued in exchange(collectively, the ‘Exchange Notes’ and each, a ‘series’)			Total Consideration(1)(2)
				Exchange Consideration (principal amount) (1)	Participation Cash Incentive(4)
US404280AE90/ 404280AE9	7.35% Subordinated Notes Due 2032 (the ‘Original 7.35% Notes due 2032’)	$222,042,000	7.35% Subordinated Notes Due 2032 (the ‘Exchange 7.35% Notes due 2032’)	$1,000	$15	$1,015
US404280AF65/ 404280AF6	7.625% Subordinated Notes Due 2032 (the ‘A Original 7.625% Notes due 2032’)	$483,613,000	7.625% Subordinated Notes Due 2032 (the ‘Exchange 7.625% Notes due 2032’)	$1,000	$15	$1,015
Rule 144A Notes: US404280AD18/ 404280AD1 Reg S Notes: USG4634UAV47/ G4634UAV4	7.625% Subordinated Notes Due 2032 (the ‘B Original 7.625% Notes due 2032’) (3)	$4,300,000	Exchange 7.625% Notes due 2032	$1,000	$15	$1,015
US404280AG49/ 404280AG4	6.5% Subordinated Notes Due 2036 (the ‘Original Notes due 2036’)	$2,000,000,000	6.5% Subordinated Notes Due 2036 (the ‘Exchange Notes due 2036’)	$1,000	$15	$1,015
US404280AH22/ 404280AH2	6.5% Subordinated Notes Due 2037 (the ‘Original Notes due 2037’)	$2,500,000,000	6.5% Subordinated Notes Due 2037 (the ‘Exchange Notes due 2037’)	$1,000	$15	$1,015
US404280AJ87/ 404280AJ8	6.8% Subordinated Notes Due 2038 (the ‘Original Notes due 2038’)	$1,500,000,000	6.8% Subordinated Notes Due 2038 (the ‘Exchange Notes due 2038’)	$1,000	$15	$1,015
_____________
(1)
Consideration per $1,000 principal amount of the applicable series of Original Notes validly tendered and accepted for exchange. Holders of Original Notes must tender a minimum aggregate principal amount of $200,000 of a series of Original Notes in order to participate in the Exchange Offer for such series.

(2)
Includes the Participation Cash Incentive (as defined below) payable for the applicable series of Original Notes validly tendered and not validly withdrawn prior to the New Expiration Deadline (as defined below).

(3)
The B Original 7.625% Notes due 2032 are not registered under the Securities Act and were issued and sold by the Company in reliance upon an exemption from the registration requirements of the Securities Act.

(4)
Participation Cash Incentive per $1,000 principal amount of Original Notes validly tendered and accepted for exchange pursuant to the Exchange Offer.

In exchange for each $1,000 principal amount of Original Notes of a series that is validly tendered prior to the New Expiration Deadline (as defined below) and not validly withdrawn prior to the New Expiration Deadline (as defined below) of the relevant Exchange Offer, holders will be eligible to receive the total consideration set out in the table above (the ‘Total Consideration’), comprising $1,000 principal amount of Exchange Notes of the corresponding series (the ‘Exchange Consideration’) and the cash incentive specified in the table above (the ‘Participation Cash Incentive’).

The expiration deadline for the Exchange Offers, which was originally scheduled to take place at 11:59 p.m., New York City time, on 29 August 2022, has been extended until 11:59 p.m., New York City time, on 13 September 2022, unless further extended (the ‘New Expiration Deadline’).

Except as set forth in this announcement, all other terms of the Exchange Offers remain unchanged.

The Company was advised by Global Bondholder Services Corporation as the Exchange Agent and Information Agent that, as of 11:59 p.m., New York City time, on 29 August 2022 (which was the original expiration deadline), $70,278,000 aggregate principal amount of the Original 7.35% Notes due 2032, $101,614,000 aggregate principal amount of the A Original 7.625% Notes due 2032, $4,300,000 aggregate principal amount of the B Original 7.625% Notes due 2032, $155,177,000 aggregate principal amount of the Original Notes due 2036, $324,562,000 aggregate principal amount of the Original Notes due 2037 and $330,008,000 aggregate principal amount of the Original Notes due 2038 had been validly tendered and not validly withdrawn.

The Company intends to issue the Exchange Notes promptly after the New Expiration Deadline. In order to be exchanged, an Original Note must be validly tendered, not validly withdrawn and accepted prior to the relevant New Expiration Deadline for such series of Original Notes. The Company intends to exchange all Original Notes that are validly tendered and not validly withdrawn, subject to the satisfaction or waiver of the conditions of the Exchange Offers (see ‘Conditions to the Exchange Offers’ in the Registration Statement).

The terms and conditions of the Exchange Offers are described in the Registration Statement and the related letter of transmittal.

The Concurrent Cash Tender Offers

The Company has amended the consideration (the ‘Cash Tender Notes Consideration’) payable for each $1,000 principal amount of each series of Cash Tender Notes validly tendered and not validly withdrawn at or prior to the New Expiration Deadline and accepted by the Company, by decreasing the applicable Fixed Spread for each series of Cash Tender Notes (as set forth in the table below), which is used to determine the consideration payable for the Cash Tender Notes in accordance with the formula contained in the Offer to Purchase.

Cash Tender Notes	CUSIP	Principal Amount Outstanding	Reference Security	Fixed Spread
Original 7.35% Notes due 2032	404280AE9	$222,042,000	US Treasury 2.875% due May 15, 2032 (US91282CEP23)	+220 bps
A Original 7.625% Notes due 2032	404280AF6	$483,613,000	US Treasury 2.875% due May 15, 2032 (US91282CEP23)	+220 bps
B Original 7.625% Notes due 2032	Rule 144A Notes: 404280AD1 Reg S Notes:G4634UAV4	$4,300,000	US Treasury 2.875% due May 15, 2032 (US91282CEP23)	+220 bps

The Cash Tender Notes Consideration will be calculated at or around 11:00 a.m., New York City Time, on 13 September 2022, unless extended by the Company.

The expiration deadline for the Concurrent Cash Tender Offers, which was originally scheduled to take place at 11:59 p.m., New York City time, on 29 August 2022, has been extended until the New Expiration Deadline.

Except as set forth in this announcement, all other terms of the Concurrent Cash Tender Offers remain unchanged.

The Company was advised by Global Bondholder Services Corporation as the Depositary and Information Agent that, as of 11:59 p.m., New York City time, on 29 August 2022 (which was the original expiration deadline), $5,319,000 aggregate principal amount of the Original 7.35% Notes due 2032, $546,000 aggregate principal amount of the A Original 7.625% Notes due 2032 and $0 (nil) aggregate principal amount of the B Original 7.625% Notes due 2032 had been validly tendered and not validly withdrawn.

The terms and conditions of the Concurrent Cash Tender Offers are described in the Offer to Purchase and the related certification instruction letter.

For the avoidance of doubt, holders of Original Notes or Cash Tender Notes already validly tendered, and not validly withdrawn by the New Expiration Deadline, into either of the Exchange Offers or the Concurrent Cash Tender Offers, as applicable, shall be eligible to receive the increased Participation Cash Incentive or the Cash Tender Notes Consideration as calculated on the basis of the decreased Fixed Spread, respectively, with no need to resubmit their tenders.

Tenders of Original Notes tendered in the Exchange Offers or of Cash Tender Notes tendered in the Concurrent Cash Tender Offers, respectively, may be withdrawn at any time before the New Expiration Deadline.

......

Holders of Original Notes and/or Cash Tender Notes are advised to check with any bank, securities broker or other intermediary through which they hold Original Notes and/or Cash Tender Notes, as applicable, as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in, an Exchange Offer and/or a Cash Offer before the deadline specified herein, in the Registration Statement or in the Offer to Purchase, as applicable. The deadlines set by any such intermediary and The Depository Trust Company for the submission and withdrawal of tender instructions will be earlier than the relevant deadline specified herein, in the Registration Statement or in the Offer to Purchase, as applicable.

Holders should consult their own tax, accounting, financial and legal advisers regarding the suitability to themselves of the tax, accounting, financial or legal consequences of participating in the Exchange Offers or the Concurrent Cash Tender Offers.

Capitalised terms used in this announcement and not defined herein have the meanings given to them in the Registration Statement.

The Registration Statement, the letter of transmittal, the Offer to Purchase, each as updated as of the date hereof, and the related certification instruction letter are available at the following link: https://www.gbsc-usa.com/hsbc/.

HSBC Securities (USA) Inc. is serving as Dealer Manager in connection with the Exchange Offers and the Concurrent Cash Tender Offers. For additional information regarding the terms of the Exchange Offers and the Concurrent Cash Tender Offers, please contact: HSBC Securities (USA) Inc. at +1 (888) HSBC-4LM (toll-free) or +1 (212) 525-5552 (collect), Europe: +44 (0)20 7992 6237. Requests for the Registration Statement or the Offer to Purchase may be directed to Global Bondholder Services Corporation, which is acting as the Exchange Agent, Depositary and Information Agent for the Exchange Offers and the Concurrent Cash Tender Offers, at (212) 430-3774 or (855) 654-2014 (toll-free) or contact@gbsc-usa.com.

......

This announcement is released by HSBC Holdings plc and contains information that qualified as inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 as it forms part of the domestic law of the United Kingdom by virtue of the EUWA (“UK MAR”), encompassing information relating to Original Notes and Cash Tender Notes subject to the Exchange Offers and the Concurrent Cash Tender Offers described above. For the purposes of UK MAR, this announcement is made by Richard O’Connor, Global Head of Investor Relations, on behalf of HSBC Holdings plc.

This announcement is for informational purposes only and does not constitute an offer to exchange, purchase or sell, or a solicitation of an offer to exchange, purchase or sell, any security. No offer, solicitation, sale or exchange will be made in any jurisdiction in which such an offer, exchange, solicitation, or sale would be unlawful. The Exchange Offers and the Concurrent Cash Tender Offers are only being made pursuant to the Registration Statement and the Offer to Purchase, respectively. Holders of the Original Notes are urged to carefully read the Registration Statement and the Offer to Purchase, as applicable, before making any decision with respect to the Exchange Offers or the Concurrent Cash Tender Offers.

United Kingdom. This announcement and any other documents or materials relating to the Exchange Offers or the Concurrent Cash Tender Offers are not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this announcement and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons who are within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the ‘Financial Promotion Order’), including existing members or creditors of the Company, or (ii) to any other persons to whom it may otherwise lawfully be made (all such persons together being referred to as ‘Relevant Persons’) and the transactions contemplated by the Registration Statement or the Offer to Purchase will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on this announcement or any of its contents.

Belgium. Neither this announcement nor any other documents or materials relating to the Exchange Offers or the Concurrent Cash Tender Offers have been submitted to or will be notified to, and neither this announcement nor any other documents or materials relating to the Exchange Offers or the Concurrent Cash Tender Offers have been or will be approved by, the Belgian Financial Services and Markets Authority (‘Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers’). The Exchange Offers and the Concurrent Cash Tender Offer may therefore not be made in Belgium by way of a public takeover bid (openbaar overnamebod/offre publique d’acquisition) as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids, as amended (the ‘Belgian Takeover Law’), nor, with respect to the Exchange Offers, by way of an offer to the public as defined in Regulation (EU) 2017/1129, as amended, save in those circumstances where a private placement exemption is available.

The Exchange Offers and the Concurrent Cash Tender Offers are conducted exclusively under applicable private placement exemptions. The Exchange Offers and the Concurrent Cash Tender Offers may therefore not be advertised and the Exchange Offer and the Concurrent Cash Tender Offers will not be extended, and neither this announcement nor any other documents or materials relating to the Exchange Offers or the Concurrent Cash Tender Offers (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to ‘qualified investors’ within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended and (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law or, with respect to the Exchange Offers, Article 1(4) of Regulation (EU) 2017/1129, as amended. The Registration Statement and the Offer to Purchase will be issued only for the personal use of the above-mentioned qualified investors and exclusively for the purpose of the Exchange Offers and Concurrent Cash Tender Offers, respectively. Accordingly, the information contained in the Registration Statement and the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

Italy. None of the Exchange Offers, the Concurrent Cash Tender Offers, this announcement or any other document or materials relating to the Exchange Offers or the Concurrent Cash Tender Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (‘CONSOB’) pursuant to Italian laws and regulations. The Exchange Offers and the Concurrent Cash Tender Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the ‘Financial Services Act’) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Original Notes or the Cash Tender Notes that are located in Italy can offer to exchange Original Notes pursuant to the Exchange Offers or can tender the Cash Tender Notes for purchase in the Concurrent Cash Tender Offers, respectively, through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Exchange Offers and the Concurrent Cash Tender Offers.

Hong Kong. This announcement and any other documents or materials relating to the Concurrent Cash Tender Offers and/or the Cash Tender Notes is not being made in Hong Kong, by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the ‘CWUMPO’), or (ii) to ‘professional investors’ as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the ‘SFO’) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a ‘prospectus’ as defined in the CWUMPO.

The Exchange Notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to ‘professional investors’ as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a ‘prospectus’ as defined in the CWUMPO or which do not constitute an offer to the public within the meaning of that Ordinance.

No invitation, advertisement or document relating to the Exchange Offers, the Concurrent Cash Tender Offers, the Exchange Notes and/or the Cash Tender Notes has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Exchange Offers, the Concurrent Cash Tender Offers, the Exchange Notes and/or the Cash Tender Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘professional investors’ as defined in the SFO and any rules made thereunder.

Canada

Concurrent Cash Tender Offers. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement. Where the Dealer Manager or any affiliate thereof is a registered dealer or able to rely on an exemption from the requirement to be registered in such jurisdiction, the Concurrent Cash Tender Offers shall be deemed to be made by such Dealer Manager, or such affiliate, on behalf of the relevant company in that jurisdiction.

Exchange Offers. The Exchange Offers and any solicitation in respect thereof, and the sale of the Exchange Notes, are not being made, directly or indirectly, in Canada or to holders of the Original Notes who are resident and/or located in any province or territory of Canada. The Registration Statement has not been filed with any securities commission or similar regulatory authority in Canada in connection with the Exchange Offers, and the Exchange Notes have not been, and will not be, qualified for sale under the securities laws of Canada or any province or territory thereof and no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon the Registration Statement, any other documents or materials relating to the Exchange Offers or the merits of the Exchange Notes and any representation to the contrary is an offence. Accordingly, Canadian holders of the Original Notes are hereby notified that, to the extent such holders of Original Notes are persons or entities resident and/or located in Canada, the Exchange Offers is not available to them and they may not accept the Exchange Offers. As such, any tenders of Original Notes received from such persons or entities shall be ineffective and void. No Exchange Notes may be offered, sold, delivered or exchanged, nor may copies of the Registration Statement or of any other document relating to the Exchange Notes and the Exchange Offers be distributed or made available in Canada. The Registration Statement and any other documents or offering materials relating to the Exchange Offers or the Exchange Notes may not be distributed in Canada and the Registration Statement does not constitute an offer or an invitation to participate in the Exchange Offers to any person resident in Canada.

France. This announcement and any other offering material relating to the Exchange Offers or the Concurrent Cash Tender Offers may not be distributed in the Republic of France except to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129, as amended. Neither this announcement, nor any other such offering material has been or will be submitted for clearance to, nor approved by, the Autorité des Marchés Financiers.

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Cautionary Statement Regarding Forward-Looking Statements

In this announcement the Company has made forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as ‘believes’, ‘expects’, ‘estimate’, ‘may’, ‘intends’, ‘plan’, ‘will’, ‘should’, ‘potential’, ‘reasonably possible’ or ‘anticipates’ or the negative thereof or similar expressions, or by discussions of strategy. We have based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under ‘Risk Factors’ in the Registration Statement and in the Offer to Purchase. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Investor enquiries to:

Greg Case                    +44 20 7992 3825                      investorrelations@hsbc.com

Media enquiries to:
Ankit Patel                    +44 (0) 20 7991 9813                 ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 63 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,985bn at 30 June 2022, HSBC is one of the world’s largest banking and financial services organisations.

ends/all

[1] The '$' symbol refers to U.S. dollars.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 30 August 2022